UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 14, 2021	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPLEMENTAL ANNOUNCEMENT

IN RELATION TO PROXY FORM

FOR THE 2020 ANNUAL GENERAL MEETING

Reference is made to the proxy form for the 2020 annual general meeting published on 6 May 2021 (the “Original Proxy Form”) by China Eastern Airlines Corporation Limited (the “Company”). The Company noted that certain matters in the Original Proxy Form shall be adjusted and would like to supplement as follows:

1.	Regarding the Original Proxy Form, shareholders of the Company shall vote on resolutions 9(1) and 9(2) respectively. The correct table is shown as follows:

The revised proxy form for the 2020 annual general meeting reflecting the above adjustment (the “Revised Proxy Form”) is available on the website of the Company and The Stock Exchange of Hong Kong Limited. Save as above, all information and contents stated in the Original Proxy Form are correct and remain unchanged. The proxy forms which have been delivered by the shareholders of the Company will remain valid. This announcement is supplemental to and shall be read in conjunction with the Original Proxy Form.

For the avoidance of doubt, the proxy forms delivered by the shareholders of the Company prior to the date hereof shall continue to be valid to the fullest extent applicable, if correctly completed. In the event that the shareholders of the Company voted “Agree” for resolution 9 in the Original Proxy Form, they will be deemed to vote “Agree” for both resolutions 9(1) and 9(2). The shareholders of the Company may deliver the Revised Proxy Form not less than 24 hours before the time scheduled for the holding of the annual general meeting to Hong Kong Registrars Limited, the Company’s H Share registrar, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. In such case, the Revised Proxy Form will supersede the Original Proxy Form delivered by such shareholder of the Company. The Revised Proxy Form will then be deemed as a valid proxy form delivered by the shareholders of the Company if correctly completed.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Shanghai, the People’s Republic of China
13 May 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

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